Exhibit 99.1

UXIN LIMITED

F-1

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	December 31, 2024	June 30, 2025
	RMB	RMB	US$
			(Note 2.6)

ASSETS

Current assets:
Cash and cash equivalents	25,112	68,267	9,530
Restricted cash	767	37	5
Accounts receivable, net	4,150	3,597	502
Inventory, net	207,390	279,446	39,009
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB7,710 and RMB7,706 as of December 31, 2024 and June 30, 2025, respectively	-	-	-
Other receivables, net of provision for credit losses of RMB21,113 and RMB15,149 as of December 31, 2024 and June 30, 2025, respectively	14,998	13,077	1,825
Prepaid expenses and other current assets	86,977	83,087	11,599

Total current assets	339,394	447,511	62,470

Non-current assets:
Property, equipment and software, net	71,420	75,499	10,539
Finance lease right-of-use assets, net	1,346,728	1,332,908	186,067
Operating lease right-of-use assets, net	194,388	187,781	26,213

Total non-current assets	1,612,536	1,596,188	222,819

Total assets	1,951,930	2,043,699	285,289

F-2

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	December 31, 2024	June 30, 2025
	RMB	RMB	US$
			(Note 2.6)

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities
Accounts payable	81,584	75,485	10,537
Other payables and other current liabilities	306,391	278,826	38,923
Current portion of finance lease liabilities	183,852	57,921	8,085
Current portion of operating lease liabilities	14,563	15,943	2,226
Short-term borrowings from third parties	174,616	221,582	30,932
Short-term borrowing from related party	1,000	-	-

Total current liabilities	762,006	649,757	90,703

Non-current liabilities
Long-term borrowing from related party	53,913	-	-
Long-term borrowing from third party	-	14,317	2,000
Consideration payable to WeBank	27,237	6,485	905
Finance lease liabilities	1,141,118	1,178,042	164,448
Operating lease liabilities	180,920	175,552	24,506

Total non-current liabilities	1,403,188	1,374,396	191,859

Total liabilities	2,165,194	2,024,153	282,562

F-3

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	December 31, 2024	June 30, 2025
	RMB	RMB	US$
			(Note 2.6)

Mezzanine equity

Redeemable non-controlling interests	154,977	304,709	42,536

Total Mezzanine equity	154,977	304,709	42,536

Shareholders’ deficit

Ordinary shares (US$0.0001 par value, 190,100,000,000 and 190,100,000,000 shares authorized as of December 31, 2024 and June 30, 2025, respectively; 56,354,853,138 Class A ordinary shares and 61,809,943,258 Class A ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively; 40,809,861 Class B ordinary shares issued and 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	39,816	43,733	6,105
Additional paid-in capital	19,007,948	19,213,990	2,682,169
Subscription receivable from shareholders	(60,467)	(60,467)	(8,441)
Accumulated other comprehensive income	227,718	227,809	31,801
Accumulated deficit	(19,583,017)	(19,709,885)	(2,751,395)

Total Uxin Limited shareholders’ deficit	(368,002)	(284,820)	(39,761)
Non-controlling interests	(239)	(343)	(48)
Total shareholders’ deficit	(368,241)	(285,163)	(39,809)

Total liabilities, mezzanine equity and shareholders’ deficit	1,951,930	2,043,699	285,289

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-4

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
			(Note 2.6)
Revenues:
Retail vehicle sales	594,388	1,073,129	149,803
Wholesale vehicle sales	103,619	52,436	7,320
Others	22,328	36,935	5,156
Total Revenues	720,335	1,162,500	162,279

Cost of revenues	(673,708)	(1,092,952)	(152,570)
Gross profit	46,627	69,548	9,709

Operating expenses:
Sales and marketing	(110,168)	(135,916)	(18,973)
Research and development	(9,407)	(5,988)	(836)
General and administrative	(103,455)	(37,777)	(5,273)
Reversal of credit losses, net	359	414	58

Other operating income, net	3,718	31,327	4,373

Loss from operations	(172,326)	(78,392)	(10,942)

Interest income	24	50	7
Interest expenses	(46,828)	(45,640)	(6,371)
Other income	1,255	6,765	944
Other expenses	(4,886)	(2,153)	(301)
Foreign exchange gains	990	423	59
Net gain from extinguishment of debt	35,222	-	-
Loss before income tax expense	(186,549)	(118,947)	(16,604)

Income tax expense	(50)	(39)	(5)
Equity in loss of affiliates, net of tax	(5,951)	-	-
Net loss	(192,550)	(118,986)	(16,609)

F-5

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
			(Note 2.6)

Net loss	(192,550)	(118,986)	(16,609)
Add: net profit attributable to redeemable non-controlling interests and non-controlling interests shareholders	(3,270)	(7,882)	(1,100)
Net loss attributable to Uxin Limited	(195,820)	(126,868)	(17,709)

Deemed dividend to preferred shareholders due to triggering of a down round feature	(1,781,454)	-	-
Net loss attributable to ordinary shareholders	(1,977,274)	(126,868)	(17,709)

Net loss	(192,550)	(118,986)	(16,609)
Other comprehensive (loss)/income
Foreign currency translation, net of nil tax	(1,150)	91	13

Total comprehensive loss	(193,700)	(118,895)	(16,596)
Add: total comprehensive profit attributable to redeemable non-controlling interests and non-controlling interests shareholders	(3,270)	(7,882)	(1,100)
Total comprehensive loss attributable to Uxin Limited	(196,970)	(126,777)	(17,696)
Net loss attributable to ordinary shareholders	(1,977,274)	(126,868)	(17,709)

Weighted average shares outstanding – basic	30,439,110,903	60,735,577,407	60,735,577,407
Weighted average shares outstanding – diluted	30,439,110,903	60,735,577,407	60,735,577,407

Net loss per share for ordinary shareholders, basic	(0.06)	(0.00)	(0.00)

Net loss per share for ordinary shareholders, diluted	(0.06)	(0.00)	(0.00)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-6

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US $0.0001 par value)
	Number of shares	Amount	Additional paid-in capital	Subscription receivable from shareholders	Accumulated other comprehensive income	Accumulated deficit	Total Uxin Limited shareholders’ deficit	Non-controlling interests	Total shareholders’ deficit
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2023	1,420,343,144	813	15,766,016	-	225,024	(17,452,902)	(1,461,049)	(210)	(1,461,259)
Foreign currency translation adjustments	-	-	-	(1,348)	(1,150)	-	(2,498)	-	(2,498)
Net loss	-	-	-	-	-	(192,520)	(192,520)	(30)	(192,550)
Net profit attributable to redeemable non-controlling interests	-	-	-	-	-	(3,300)	(3,300)	-	(3,300)
Issuance of ordinary shares due to exercise of the share options	1,822,800	1	-	-	-	-	1	-	1
Conversion of senior convertible preferred shares into Class A ordinary shares	54,960,889,255	38,993	1,369,688	(107,879)	-	-	1,300,802	-	1,300,802
Subscription receivable from ordinary shareholders	-	-	-	28,441	-	-	28,441	-	28,441
Reimbursement of ADS conversion fee to shareholders	-	-	(1,219)	-	-	-	(1,219)	-	(1,219)
Share-based compensation	-	-	23,726	-	-	-	23,726	-	23,726
Deemed dividend to preferred shareholders due to triggering of a down round feature	-	-	1,781,454	-	-	(1,781,454)	-	-	-
Balance as of June 30, 2024	56,383,055,199	39,807	18,939,665	(80,786)	223,874	(19,430,176)	(307,616)	(240)	(307,856)

F-7

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US $0.0001 par value)
	Number of shares	Amount		Additional paid-in capital	Subscription receivable from shareholders	Accumulated other comprehensive income	Accumulated deficit	Total Uxin Limited shareholders’ deficit	Non-controlling interests	Total shareholders’ deficit
		RMB		RMB		RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2024	56,395,662,999	39,816		19,007,948	(60,467)	227,718	(19,583,017)	(368,002)	(239)	(368,241)
Foreign currency translation adjustments	-	-		-	-	91	-	91	-	91
Net loss	-	-		-	-	-	(118,882)	(118,882)	(104)	(118,986)
Net profit attributable to redeemable non-controlling interests	-	-		-	-	-	(7,986)	(7,986)	-	(7,986)
Issuance of ordinary shares due to exercise of the share options	170,400	-	*	-	-	-	-	-	-	-
Issuance of ordinary shares as Class A shares	5,454,919,720	3,917		186,287	-	-	-	190,204	-	190,204
Share-based compensation	-	-		19,755	-	-	-	19,755	-	19,755
Balance as of June 30, 2025	61,850,753,119	43,733		19,213,990	(60,467)	227,809	(19,709,885)	(284,820)	(343)	(285,163)

*	Less	than 0.01

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-8

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
			(Note 2.6)

Cash flows used in operating activities:
Net loss	(192,550)	(118,986)	(16,609)
Adjustments to reconcile net loss to net cash generated from operating activities:
Shared-based compensation	52,436	19,755	2,757
Depreciation and amortization of property, equipment and software	8,213	4,455	622
Amortization of right-of-use assets	20,486	24,604	3,435
Loss/(gains) from disposal of property, equipment and software	641	(3)	-
Equity in loss of affiliates	5,951	-	-
Gains from disposal of subsidiaries, net	-	(5,863)	(818)
Impairment loss for equity investments accounted for using measurement alternative	3,461	-	-
Inventory valuation adjustments	6,040	8,255	1,152
Reversal of credit losses	(359)	(414)	(58)
Discounting impact of non-current consideration payables	19,436	422	59
Gains from derecognition of operating payables (Note 10)	(138)	(24,139)	(3,370)
Gains from extinguishment of debt	(35,222)	-	-

F-9

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
			(Note 2.6)

Changes in operating assets and liabilities:
Receivables, prepaid expenses and other current assets	9,698	(6,128)	(855)
Loans recognized as a result of payments under guarantees	5	4	1
Inventory	(31,681)	(80,563)	(11,246)
Payables, accruals and other current liabilities net of discounting impact	19,617	25,077	3,499
Deferred revenue	2,901	12,539	1,750
Consideration payable to WeBank, net of discounting impact	(15,000)	(15,000)	(2,094)

Net cash used in operating activities	(126,065)	(155,985)	(21,775)

Cash flows used in investing activities:
Proceeds from disposal of property, equipment and software	452	223	31
Purchase of property, equipment and software	(2,954)	(8,189)	(1,143)

Net cash used in investing activities	(2,502)	(7,966)	(1,112)

F-10

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
			(Note 2.6)

Cash flows from financing activities:
Proceeds from borrowings	406,607	760,343	106,140
Repayment of borrowings	(358,207)	(753,372)	(105,167)
Payments to shareholders for the reimbursement of ADS conversion fee	-	(3,578)	(499)
Proceeds from exercise of share options	2	-	-
Proceeds from the issuance of ordinary shares	-	188,983	26,381
Proceeds from non-controlling shareholders	-	14,000	1,954
Proceeds from the issuance of senior convertible preferred shares	78,105	-	-

Net cash generated from financing activities	126,507	206,376	28,809

Effect of exchange rate changes on cash, cash equivalents and restricted cash	-	-	-

Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,060)	42,425	5,922

Cash, cash equivalents and restricted cash at beginning of the period	19,966	25,879	3,613
Cash, cash equivalents and restricted cash at end of the period	17,906	68,304	9,535

F-11

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
			(Note 2.6)

Supplemental disclosure of cash flow information
- Cash paid for income tax	75	30	4
- Cash paid for interest (Note 7)	2,510	5,687	794

Supplemental schedule of non-cash investing and financing activities
- Settlement of finance lease liabilities with the issuance of redeemable non-controlling interests (Note 15)	-	127,746	17,833
- Net settlement of long-term debt and advisory expense with long-term investment	271,200	-	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-12

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Uxin Limited (the “Company” or “Uxin”), its subsidiaries. The Company, its subsidiaries are collectively referred to as the “Group”.

The Company was incorporated under the laws of the Cayman Islands as an exempted limited liability company on December 8, 2011. The Company serves as an investment holding company and currently has no operations of its own.

The Group’s principal operations and geographic market is in the People’s Republic of China (“PRC”). The Group operates vehicle sales business through an “inventory-owning” model where the Group sells its own inventory of used vehicles.

As of June 30, 2025, the Company’s principal subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect equity ownership	Principal activities

Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd. (“Uxin Hefei”)	Hefei	September 8, 2021	79.58%	Vehicle sales
Youtang (Shaanxi) Information Technology Co., Ltd.	Xi’an	May 12, 2022	100%	Vehicle sales
Wuhan Youxin Intelligent Remanufacturing Co., Ltd. (“Uxin Wuhan”)	Wuhan	October 16,2024	66.7%	Vehicle sales

In March 2025, the Company disposed Youfang (Beijing) Information Technology Co., Ltd. to a third party at nil consideration, net gains from disposal of the subsidiary amounting to RMB5,863 were recorded in other income.

Liquidity

The Company has incurred net losses since inception. For the six months ended June 30, 2025, the Company incurred net loss of RMB119.0 million and had operating cash outflow of RMB156.0 million. As of June 30, 2025, the Company had an accumulated deficit in the amount of RMB19.7 billion, its current liabilities exceeded its current assets by approximately RMB202.2 million, the Company’s cash balance was RMB68.3 million. These adverse conditions and events raise substantial doubt about the Group’s ability to continue as a going concern.

Therefore, the Company’s ability to continue as a going concern is dependent on the effective implementation of management’s plan to mitigate these conditions and events. A summary of management’s plan includes:

●	As of June 30, 2025, the Company had the outstanding borrowings of RMB152.8 million under the inventory-pledged financing facility agreements with certain banks and financial institutions in the PRC, and the unused facilities amounted to RMB276.1 million. These facility agreements will mature within one year since the date of the issuance of the unaudited interim condensed consolidated financial statements. Management plans to obtain the renewals of the facilities when they become mature.

F-13

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

Liquidity(continued)

●	Pursuant to an equity investment agreement entered into in September 2023 with Hefei Construction Investment North City Industrial Investment Co., Ltd. (“HCI”), which is also the lessor of the Group’s used car retail superstore (the “Superstore”) operated by Uxin Hefei, HCI will invest in Uxin Hefei by multiple instalments after Uxin Hefei makes the annual lease payments over a 10-year lease period. In October 2023 and April 2025 respectively, Uxin Hefei and HCI mutually agreed that the first-year and second-year rentals of approximately RMB147.1 million and RMB127.7 million were converted into the investment of approximately 12.02% and 8.40% equity interests in Uxin Hefei by HCI (Note 15). The third-year and fourth-year rentals will become due in September 2025 and 2026 respectively, and management plans to further agree with HCI for the net settlement of the third-year and fourth-year rental instalments and HCI’s investments.

●	In 2024, the Company entered into two equity investment agreements with the non-controlling shareholders of two subsidiaries of the Company established in Zhengzhou and Wuhan for the future operations of its superstores in Zhengzhou and Wuhan. Pursuant to these agreements, management expects to receive capital contributions of RMB50.0 million and RMB33.3 million committed by the two non-controlling shareholders, respectively. As of the date of the issuance of the unaudited interim condensed consolidated financial statements, the Group has received RMB26.0 million from the non-controlling shareholder of the subsidiary in Wuhan.

●	With considerations of the funds available from the above equity and debt financings, the management’s plan includes growing the Group’s vehicle sales revenue by increasing the sales volume as result of the Group’s improved financial capability of vehicle purchase, improving the gross profit margin by increasing the other value-added services offered to the vehicle customers, maintaining vehicle turnover rate by managing reasonable vehicle prices. The management’s plan also contemplates that, in view of the uncertainties surrounding the implementation of the above equity and debt financings, management will make necessary adjustments to the operation scale of the Group by reducing the vehicle purchase volume based on the liquidity position of the Group, and also to optimize the cost structure to reduce expenses such as labour costs, advertising expenses and administrative expenses.

Management has concluded that the management’s plan is probable of being effectively implemented. Management has also prepared a cash flows forecast covering the twelve months period from the date of issuance of the unaudited interim condensed consolidated financial statements after considering the effective implementation of the management’s plan. Management concluded that as result of its evaluation, management’s plan has alleviated the substantial doubt of the Company’s ability to continue as a going concern, and the Company’s current cash and cash equivalents, funds from the planned equity and debt financings and the cash flows from operations are sufficient to meet its anticipated working capital requirements for the next twelve months from the date these unaudited interim condensed consolidated financial statements are issued.

2. PRINCIPAL ACCOUNTING POLICIES

2.1 Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The unaudited interim condensed consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Group’s consolidated financial statements for the year ended December 31, 2024.

Significant accounting policies followed by the Group in the preparation of its accompanying unaudited interim condensed consolidated financial statements are summarized below.

F-14

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES(CONTINUED)

2.2 Basis of consolidation

The Group’s unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

2.3 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long-lived assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements include, but are not limited to the fair value of a down round feature triggered for senior convertible preferred shares, the fair value of forward contracts, share-based compensation arrangements, fair value of the long-term investment, provision for credit losses for loans recognized as a result of payments under guarantees, trade receivables and other receivables, impairment of long-lived assets, the useful lives of property, equipment and software, discount rate applied in lease accounting, inventory provision, valuation allowances for deferred tax assets and management assumptions used in going concern assessment. Given that changes in circumstances, facts and experience may cause the Group to revise its estimates, actual results could differ from those estimates.

2.4 Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data

Level 3 — Unobservable inputs which are supported by little or no market activity

Financial instruments of the Company primarily are comprised of cash and cash equivalents, accounts receivable, short-term borrowings, long-term borrowings, and accounts payable. The carrying values approximated the fair values of these instruments because of their generally short maturities as of December 31, 2024 and June 30, 2025.

F-15

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES(CONTINUED)

2.5 Foreign currencies

The Group uses Renminbi (“RMB”) as its reporting currency. The USD (“US$”) is the functional currency of the Group’s entities incorporated in Cayman Islands, British Virgin Islands and Hong Kong, and the RMB is the functional currency of the Group’s PRC subsidiaries.

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders’ deficit.

2.6 Convenience translation

Translations of Unaudited Interim Condensed Consolidated Balance Sheets, the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss and the Unaudited Interim Condensed Consolidated Statements of Cash Flows from RMB into US$ as of and for the six months ended June 30, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.1636 on June 30, 2025 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

2.7 Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amount of cash and with original maturities from the date of purchase of generally three months or less.

2.8 Restricted cash

As of December 31, 2024 and June 30, 2025, restricted cash primarily represents cash reserved in relation to certain litigations.

2.9 Inventory

Inventory consists primarily of used vehicles and is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification and includes acquisition cost, direct and indirect reconditioning costs and inbound transportation expenses. Net realizable value represents the estimated selling price less costs to complete, dispose and transport the vehicles. Each reporting period the Company recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value in the cost of revenues in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss. Total carrying amount of used vehicles was RMB207.4 million and RMB279.4 million as of December 31, 2024 and June 30, 2025, respectively. Total amount of inventory write-downs recorded for used vehicles were RMB6.0 million and RMB8.3 million for the six months ended June 30, 2024 and 2025, respectively.

F-16

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES(CONTINUED)

2.10 Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Electronic equipment	3 years
Furniture	5 years
Vehicles and motors	4 years
Software	5 years
Machine	12 years
Leasehold improvement	lesser of the term of the lease or the estimated useful lives of the assets

The Company recognizes the gain or loss on the disposal of property, equipment and software in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

2.11 Long-term investments

In accordance with ASC 323 Investment—Equity Method and Joint Ventures, the Company accounts for an equity investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Company’s share of the investee’s profit and loss is recognized in the earnings of the period.

The Company also holds investments in privately held companies in the form of equity securities without readily determinable fair values and in which the Company does not have a controlling interest or significant influence. In accordance with ASC 321 Investment- Equity Securities, investments in equity securities without readily determinable fair values are initially recorded at cost and are subsequently adjusted to fair value for impairments and price changes from observable transactions in the same or a similar security from the same issuer. Impairment provision recognized was RMB3.5 million and nil for the six months ended June 30, 2024 and 2025, respectively.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. Based on ASU 2016-01, the Company will be able to elect to record equity investments without readily determinable fair values and not accounted for by the equity method either at fair value with changes in fair value recognized in net income or at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer (“measurement alternative”). For equity investments without readily determinable fair value for which the Company has elected to use the measurement alternative, at each reporting period, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performance of investees, credit rating, asset quality, or business prospects of the investee; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

F-17

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES(CONTINUED)

2.12 Impairment of long-lived assets

Long-lived assets including property, equipment, financing and operating lease right-of-use assets and software with definite lives are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. When these events occur, the Group will assess whether an impairment of the long-lived assets in question exists by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. No impairment of long-lived assets was recognized for the six months ended June months ended June 30, 2024 and 2025.

2.13 Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. To achieve that core principle, the Group applies five steps defined under Topic 606. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate units of accounting. The Company considered appropriate methods to allocate the transaction price to each performance obligations, based on the relative standalone selling prices of the services provided. In estimating the standalone selling price for the services that are not directly observable, the Company considered the suitable methods included in ASC 606-10-21-34, and determined the adjusted market assessment approach is the most appropriate method. When estimating the relative standalone selling prices, the Group considers standalone selling prices of similar services. Revenue is recognized upon transfer of control of these promised goods or services to a customer.

Revenue is recorded net off value-added-tax.

Retail vehicle sales business

The Company sells used vehicles directly to its customers through two ways: in-store purchase at our used car superstores for regional customers or online purchase for nationwide customers.

The prices of used vehicles are set forth in the customer contracts at stand-alone selling prices which are agreed upon prior to delivery. The Company satisfies its performance obligation for used vehicles sales when the Consumer obtains control of the underlying vehicles. The Company receives payment for used vehicle sales directly from the Consumer at the time of sale. Payments received prior to delivery or pick-up of used vehicles are recorded as “Other payables and other current liabilities” within the Unaudited Interim Condensed Consolidated Balance Sheets.

Wholesale vehicle sales business

The Company sells vehicles to wholesalers through offline dealership. The Company satisfies its performance obligation and recognizes revenue for wholesale vehicle sales at the point in time when the wholesale purchasers obtain control of the underlying vehicles. The payments are received when the vehicles are sold.

Others

It mainly represented the commissions earned from the Group’s financing and insurance partners from introducing them to the Company’s retail customers with financing needs, as well as revenues earned from warranty services.

F-18

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.14 Value-added-tax (“VAT”) and surcharges

The Company’s subsidiaries are subject to value-added tax and related surcharges on the revenues earned for services provided in the PRC. The applicable value-added-tax rate for general VAT payers is set out in the following table.

Type of service	Applicable VAT rate (%)
Vehicle sales	0.5% - 6%
Commission	6%
Value-added service	6%
Other services	6%

The surcharges (i.e. urban construction and maintenance tax, educational surtax, local educational surtax), vary from 5% to 12% of the value-added-tax depending on the tax payer’s location. The surcharges are recorded in the “Cost of revenues” in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

2.15 Cost of revenues

Cost of revenues includes the cost to acquire used vehicles and direct and indirect vehicle reconditioning costs associated with preparing the vehicles for resale and warranty services. Cost of revenues also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.

2.16 Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits expenses for sales and marketing personnel, advertising and promotion expenses, after-sales costs, depreciation expenses of our superstore right-of-use assets and other office costs. Advertising and promotion expenses primarily include costs for online advertising, which comprises online traffic acquisition costs, as well as offline marketing activities. Salaries and benefits for employees engaged in aftersales services and costs relating to outbound logistics were classified as “Sales and marketing expenses”.

2.17 Research and development expenses

Research and development expenses primarily consist of salaries and benefits expenses, fees for outsourced technical services and depreciation of servers and computers relating to research and development.

All research and development costs are expensed as incurred. Software development costs required to be capitalized under ASC 350-40, Internal-Use Software, were not material to the unaudited interim condensed consolidated financial statements.

2.18 General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits and share-based compensation for employees engaged in management and administration positions or involved in general corporate functions, office rental, professional service fees and depreciation.

F-19

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.19 Share-based compensation

The Company grants share options, restricted shares and restricted share units (“RSUs”) to eligible employees, director and execute officers. All share-based awards are measured at fair value on the grant date. The share-based compensation expenses have been categorized as either cost of revenues, sales and marketing expenses research and development expenses, or general and administrative expenses, depending on the job functions of the grantees.

Share Options Granted

The Company follows ASC 718 to determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Company classifies the share-based awards granted to employees as equity award and has elected to recognize compensation expense on share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

Restricted Shares and RSUs

For the restricted shares, the awards are measured at fair value on the grant date. Share-based compensation expense is recognized using the straight-line method over the requisite service period or immediately at the grant date if no vesting conditions are required.

For grants of RSUs with certain market conditions, it is classified as equity awards and recognized in the financial statements based on their grant date fair values which are determined using the Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, risk-free interest rates, and expected timing. Related expenses are recognized over the derived service period determined based on valuation techniques that are used to estimate fair value and is not adjusted if the market condition is not met, so long as the requisite service is provided.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards. In accordance with ASU 2016-09, the Group made an entity-wide accounting policy election to account for forfeitures when they occur.

2.20 Taxation

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the unaudited interim condensed consolidated financial statements, net operating loss carries forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statements of comprehensive loss in the period of the enactment of the change.

F-20

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20 Taxation (continued)

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the unaudited interim condensed consolidated financial statements, net operating loss carries forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statements of comprehensive loss in the period of the enactment of the change.

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. Undistributed earnings are expected to be indefinitely reinvested for the foreseeable future, if any.

2.21 Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, the net loss is allocated between ordinary shares and other participating securities, including senior convertible preferred shares, based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. The diluted loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive. Except for voting rights, the Class A and Class B ordinary shares have all the same rights and therefore the loss per share for both classes of shares are identical.

F-21

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.22 Leases

The Company determines if an arrangement is or contains a lease at inception. Operating leases are primarily for offices and stores and are included in Right-of-use assets, net, Operating lease liabilities, current and Operating lease liabilities, non-current on its Unaudited Interim Condensed Consolidated Balance Sheets. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and Operating lease liabilities represent obligation to make lease payment arising from the lease. The operating lease right of use assets and liabilities are recognized at lease commencement date based on the present value of lease payment over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The right of use assets also includes any lease payments made. The Company’s lease term may include options to extend or terminate the lease. Renewal options are considered within the operating lease right of use assets and liabilities when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Finance lease assets are presented as finance lease right-of-use assets, net, and the corresponding finance lease liabilities are included in current portion of finance lease liabilities for the current portion, and in finance lease liabilities within non-current liabilities on the Unaudited Interim Condensed Consolidated Balance Sheets. Finance lease costs consists of interest expense on the finance lease liabilities as well as amortization of the finance lease right-of-use assets on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its Unaudited Interim Condensed Consolidated Balance Sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss. The Company has operating lease agreements with insignificant non-lease components and has elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

2.23 Provision for credit losses

The Company has several types of financial assets and liabilities that are subject to ASC 326’s CECL model. The CECL reserves for credit loss represents the Company’s best estimate of the expected lifetime credit losses for accounts receivable, loans recognized as a result of payments under guarantees and other receivables as of the balance sheet dates. The adequacy of the reserves for credit losses is assessed quarterly; and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit loss reserves requires us to estimate lifetime expected credit losses by incorporating historical loss experience, as well as current and future economic conditions over a reasonable and supportable period beyond the balance sheet date.

Measurement of CECL reserve

The Company estimates its CECL reserve for different financial instruments using various methods including the probability-of-default method, the loss rate method, the roll rate method and the discounted cash flow method.

●	For loans recognized as a result of payments under guarantees and financial lease receivables, the loss rate method is applied as the comprehensive product impact of Probability of Default (“PD”) and Loss Given Default (“LGD”).

●	The roll rate model is adopted for accounts receivable; while for some other receivables which cannot be pooled with financial assets with similar risk characteristics, the reserve for credit losses is evaluated on an individual basis using the discounted cash flow method.

Note that to incorporate the forward-looking impacts based on the Company’s best macroeconomic forecasts, quantitative adjustments are applied to key parameters such as PD, LGD, loss rates, and roll rates on a collective basis. The Company groups its financial instruments into pools by credit status, product types, accounts receivable aging schedule, collateral types and other risk characteristics as appropriate in the calibration and adjustments of these parameters.

F-22

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.24 Accounting of the down round feature

The Company assesses whether there are circumstances that trigger the down round feature for convertible preferred shares and warrants. When the down round feature is triggered, the Company considers the provision of ASC 260-10-30-1 and measures the value of the effect of the feature as the difference between (a) the fair value of the issued financial instrument (without the down round feature) with a conversion or exercise price corresponding to the stated conversion or exercise price before the conversion or exercise price reduction and (b) the fair value of the issued financial instrument (without the down round feature) with a conversion or exercise price corresponding to the reduced conversion or exercise price upon the down round feature being triggered. The excess value of the convertible preferred shares or warrant resulting from the triggering of the down round feature as determined on the measurement date shall be a deemed dividend to the preferred shareholders or to the warrant holders, which should be deducted to arrive at net income/(loss) to ordinary shareholders. Therefore, recognition of the fair value of the down round feature results in a charge to retained earnings/(accumulated deficit) and a credit to additional paid-in capital in permanent equity rather than mezzanine equity.

2.25 Accounting of the forward contract

The Company evaluates forward contracts over its own equity to determine the appropriate classification as assets, liabilities, or equity. Forward contracts that are considered indexed to the Company’s own stock and meet the requirements for equity classification are classified as equity with no subsequent remeasurement. Forward contracts that are not considered indexed to the Company’s own stock are classified as assets or liabilities and initially recognized at fair value on the Unaudited Interim Condensed Consolidated Balance Sheets, and subsequently remeasured at fair value each reporting period, with changes in fair value recognized in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

2.26 Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted:

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity′s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the Group′s consolidated financial statements, once adopted. The Company is currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU requires public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. Although ASU 2024-03 requires comparative disclosures for all periods presented, entities are permitted to begin applying the guidance prospectively. Therefore, comparative disclosures are not required for reporting periods beginning before the effective date. Entities may elect to apply ASU 2024-03 retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting ASU 2024-03.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient to assume that current conditions as of the balance sheet date will persist through the reasonable and supportable forecast period for eligible assets. This update is effective for fiscal years beginning after December 15, 2025, and interim periods within those annual reporting periods. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The Company is currently evaluating the impact of adopting ASU 2025-05.

In September 2025, the FASB issued a final standard to modernize the accounting guidance for the costs to develop software for internal use. The new guidance amends the existing standard that refers to various stages of a software development project to align better with current software development methods, such as agile programming. The new guidance will be effective for all entities for annual periods beginning after December 15, 2027. The guidance can be applied on a fully prospective basis, a modified basis for in-process projects, or a full retrospective basis. The Company is currently evaluating the impact of adopting the new guidance.

F-23

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. LOANS RECOGNIZED AS A RESULT OF PAYMENTS UNDER GUARANTEES

The Group used to provide loan facilitation related guarantee service before April 2020. The third-party financing partners offered financing solutions to the Borrowers and the Group was required to provide a guarantee. In the event of a payment default from the Borrower, the Group was required to repay the monthly instalment or full amount of outstanding loan to the financing partner as the guarantor. As such, the Group recognized loan receivables as a result of payment under the guarantee deducted by an allowance to its expected recoverable amounts in the Unaudited Interim Condensed Consolidated Balance Sheets.

	December 31, 2024	June 30, 2025
	RMB	RMB

Loans recognized as a result of payments under guarantees	7,710	7,706
Less: provision for credit losses	(7,710)	(7,706)
	-	-

An aging analysis of loans recognized as result of payments under guarantees was as follows:

	December 31, 2024	June 30, 2025
	RMB	RMB

Over 12 months	7,710	7,706
	7,710	7,706

The Group relies on the consumers’ credit history, loan-to-value ratio and other certain application information to evaluate and rank their respective risk on an ongoing basis. The credit grades represent the relative likelihood of repayment. Customers assigned a grade of “Normal” are determined to have the highest probability of repayment, customers assigned a grade of “Attention” are determined to have a lower probability of repayment, and customers assigned a grade of “Secondary” are determined to have a lowest probability of repayment. Loan performance is reviewed on a recurring basis to identify whether the assigned grades adequately reflect the customers’ likelihood of repayment.

The balance of loans recognized as a result of payments under guarantees by grade of monitored credit risk quality indicator as of December 31, 2024 and June 30, 2025 were listed as below:

	December 31, 2024	June 30, 2025
	RMB	RMB

Normal	-	-
Attention	-	-
Secondary	7,710	7,706
	7,710	7,706

F-24

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. LOANS RECOGNIZED AS A RESULT OF PAYMENTS UNDER GUARANTEES (CONTINUED)

The movement of provision for credit losses for the six months ended June 30, 2024 and 2025 was as follows:

	For the six months ended June 30,
	2024	2025
	RMB	RMB

Beginning balance of the period	(8,000)	(7,710)
Reversal of credit losses	253	414
Payments from the borrowers or other recoveries	(248)	(410)
Ending balance of the period	(7,995)	(7,706)

4. OTHER RECEIVABLES, NET

	December 31, 2024	June 30, 2025
	RMB	RMB

Rental and other deposits	24,228	24,147
Staff advance	11,883	4,079
	36,111	28,226
Less: provision for credit losses	(21,113)	(15,149)
	14,998	13,077

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2024	June 30, 2025
	RMB	RMB

VAT-input deductible	79,151	73,213
Prepaid marketing expenses	2,716	5,781
Prepaid consulting and professional service fees	2,741	3,022
Prepaid insurance cost	298	698
Prepaid rental expense	109	87
Others	1,962	286
	86,977	83,087

F-25

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	December 31,	June 30,
	2024	2025
	RMB	RMB

Cost
Leasehold improvement	37,038	38,253
Electronic equipment	16,379	10,921
Software	18,213	9,460
Furniture	14,868	14,899
Machine	16,805	19,750
Vehicles and motors	6,656	4,639
Construction in progress	98	3,847
Total property, equipment and software	110,057	101,769

Less: accumulated depreciation and amortization
Leasehold improvement	(3,837)	(5,356)
Electronic equipment	(13,052)	(7,266)
Software	(16,891)	(9,292)
Furniture	(873)	(898)
Machine	(1,211)	(1,879)
Vehicles and motors	(2,773)	(1,579)
Total accumulated depreciation and amortization	(38,637)	(26,270)

Net book value	71,420	75,499

The total amounts charged to the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for depreciation and amortization expense are approximately RMB8.2 million and RMB4.5 million for the six months ended June 30, 2024 and 2025, respectively.

F-26

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. BORROWINGS

The following table presents short-term and long-term borrowings as of December 31, 2024 and June 30, 2025.

Funding Partners	Terms	Rate	December 31, 2024	June 30, 2025
			RMB	RMB
Short-term borrowing from related party (Note 12)	within 12 months	6%	1,000	-
Short-term borrowings from third parties	within 12 months	3%-10%	174,616	221,582
			175,616	221,582

Long-term borrowing from third party	24 months, due in November 2026	8%	-	14,317
Long-term borrowing from related party	18 months, due in March 2026	5.35% per annum within 12 months after the drawdown date, and 8% per annum after 12 months until the loan is repaid in full	53,913	-

Short-term borrowings from third parties outstanding comprised of: a) the loans of RMB126.3 million and RMB152.8 million drawn down under the Group’s inventory-pledged financing facilities as of December 31, 2024 and June 30, 2025, respectively, b) other short-term borrowings from third parties, which contain covenants including, among others, certain financial measures regarding operating cashflows and asset liability ratio. As of June 30, 2025, the Company is in compliance with all these covenants.

The Group entered into inventory-pledged financing facilities with several reputable banks and financial institutions to finance its procurement of vehicle inventory, which was pledged by the Group’s vehicle inventory. Under the inventory-pledged financing facilities, repayment of amounts drawn for the purchase of a vehicle should generally be made within several days after selling or otherwise disposing of the vehicle or in 90 days if the vehicle is not sold or disposed. The inventory-pledged financing facilities require monthly interest payments with an annual interest rate of 4% - 9%.

As of June 30, 2025, the Company had borrowings of RMB152.8 million outstanding under the inventory-pledged financing facilities, and the unused facilities as of June 30, 2025 amounted to RMB276.1 million. The total carrying value of the inventories pledged for these borrowings is amounting to RMB211.2 million.

As of December 31, 2024, the Company had borrowings of RMB126.3 million outstanding under the inventory-pledged financing facilities, and the unused facilities as of December 31, 2024 amounted to RMB253.7 million. The total carrying value of the inventories pledged for these borrowings is amounting to RMB175.7 million.

F-27

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. BORROWINGS (CONTINUED)

Long-term borrowing from related party outstanding amounted to RMB53.9 million and nil as of December 31, 2024 and June 30, 2025, respectively. On September 12, 2024, the Company’s Anhui subsidiary (“Uxin Anhui”) entered into a loan agreement with Pintu (Beijing) information Technology Co., Ltd. (“Pintu Beijing”), pursuant to which Pintu Beijing agreed to extend loan to Uxin Anhui in a principal amount of the RMB equivalent of US$7.5 million for a term of 18 months from the drawdown date unless other repayment schedule is negotiated and mutually agreed by Uxin Anhui and Pintu Beijing. The interest rate is 5.35% per annum within 12 months after the drawdown date, and 8% per annum after 12 months until the loan is repaid in full. The loan is guaranteed by Uxin’s Shaanxi subsidiary pursuant to a guarantee agreement entered on the same date. On September 13, 2024, Uxin Anhui made the drawdown of this loan, and the total RMB amount received was classified as “Long-term borrowing from related party” in non-current liabilities. Subsequently in November 2024, the Company entered into a Share Subscription Agreement with Lightwind Global Limited (“Lightwind”, a wholly-owned subsidiary of Pintu Beijing). Pursuant to this agreement and subject to the fulfilment of specified conditions, Uxin agreed to allot and issue, while Lightwind agreed to subscribe for, a total of 1,543,845,204 Class A Ordinary Shares of the Company, with an aggregate subscription amount of US$7.5 million. When the specified conditions were fulfilled and a repayment schedule of the long-term loan of US$7.5 million was mutually agreed, Lightwind shall invest equivalent amount in the Company after Uxin Anhui repays the loan under the repayment schedule to Pintu Beijing. In substance, the Company issued a forward contract to Lightwind, as Lightwind is obligated to purchase the shares, and the Company is required to issue them upon the satisfaction of the closing conditions at the pre-agreed price and amount which shall be a deemed dividend to the forward contract holder recorded in the additional paid-in capital. In addition, given that this forward contract is considered indexed to the Company’s own stock and meet the requirement for equity classification, it was also classified under the Company’s equity and was initially measured at fair value amounting to RMB63.4 million with no subsequent remeasurement in November 2024.

In March 2025, a revised repayment schedule was mutually agreed by Uxin Anhui and Pintu Beijing. Subsequently, in March and April 2025, Uxin Anhui repaid the total amount of principal and interests, amounting to RMB55.0 million, to Pintu Beijing. Concurrently, Lightwind made an equivalent investment in the Company as the specified conditions for the investment had been fulfilled.

Long-term borrowing from third party outstanding amounted to nil and RMB14.3 million as of December 31, 2024 and June 30, 2025, respectively. On November 21, 2024, Uxin Limited entered into a loan agreement with NC Management Company Limited, pursuant to which NC Management Company agreed to extend loan to Uxin Limited in a principal amount of US$2.0 million (approximately equivalent to RMB14.3 million) for a term of 3 months from the drawdown date. Interest on the loan shall accrue from the date of disbursement of the loan until the date of full repayment of the loan and shall be paid at the interest rate of 8% per annum. As of December 31, 2024, the loan received was classified as “Short-term borrowings from third parties” in current liabilities.

On February 22, 2025, a supplemental agreement was mutually agreed by Uxin Limited and NC Management Company Limited, which extended the term to be 24 months from the date of disbursement of the loan. As of June 30, 2025, the loan was classified as “Long-term borrowing from third party” in non-current liabilities.

The weighted average interest rate for all outstanding borrowings was approximately 6.0% and 6.4% as of December 31, 2024 and June 30, 2025 respectively, and the weighted average interest rate for short-term outstanding borrowings was approximately 6.2% and 6.3% as of December 31, 2024 and June 30, 2025 respectively.

F-28

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. OTHER PAYABLES AND OTHER CURRENT LIABILITIES

	December 31, 2024	June 30, 2025
	RMB	RMB

Consideration payable to WeBank, current (Note 9)	29,302	29,539
Tax payables	72,991	71,312
Accrued service fee for IT and other professional support	54,224	39,137
Deposits	30,155	26,032
Accrued advertising expenses	23,708	15,356
Accrued service fee for transaction support	26,940	22,321
Accrued salaries and benefits	16,991	14,640
Interest payable	1,204	1,817
Deferred revenue	26,728	39,267
Others	24,148	19,405
	306,391	278,826

9. CONSIDERATION PAYABLE TO WEBANK

	December 31, 2024	June 30, 2025
	RMB	RMB

Consideration payable to WeBank in total (i)	56,539	36,024
Less: current portion (recorded in “Other payables and other current liabilities” (Note 8)	(29,302)	(29,539)
	27,237	6,485

(i)	In 2020, the Group entered into agreements with WeBank in order to settle the Group’s remaining guarantee liabilities with regards to its historically-facilitated loans (“2020 Settlement Agreement”). Pursuant to the agreements, the Company will pay an aggregate amount of RMB372.0 million to WeBank from 2020 to 2025 as a guarantee settlement with a maximum annual settlement amount of no more than RMB84.0 million. Upon the signing of the 2020 July Agreement, the Group was no longer subject to guarantee obligations in relation to its historically facilitated loans for WeBank under the condition that the Group made the instalments based on the agreed-upon schedule in agreements.

Subsequently on June 21, 2021, the Company entered into a supplemental agreement with WeBank and under this supplemental agreement a total of RMB48.0 million instalment payments was waived immediately upon the effectiveness of this supplemental agreement. The effectiveness of this supplemental agreement was conditioned on the closing of the first tranche of financing with NIO Capital and Joy Capital. The first tranche of financing closed on July 12, 2021 and therefore this supplemental agreement became effective on July 12, 2021, and related waived payment, total amount of RMB73.7 million, was recorded in “Other operating income, net” for the fiscal year ended March 31, 2022.

On June 28, 2023, the Company entered into another supplemental agreement with WeBank to extend the repayment of RMB30.0 million due on June 30, 2023. Under the new terms, the repayment was divided into monthly instalments of to RMB5.0 million each month from June 2023 to November 2023, and the Company had made each repayment on schedule.

On December 31, 2023, the Company entered into another supplemental agreement with WeBank to extend the repayment of RMB30.0 million due on December 31, 2023. Under the new terms, the repayment was divided into monthly instalments of RMB2.5 million for each month from December 2023 to November 2024, and the Company has made each repayment on schedule.

F-29

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. CONSIDERATION PAYABLE TO WEBANK (CONTINUED)

On June 21, 2024, the Company entered into another supplemental agreement with WeBank which revised and extended the repayment schedule of the last two instalments of RMB30.0 million each due on June 30, 2024 and December 31, 2024 respectively to the monthly repayments of RMB2.5 million for each month from December 2024 to November 2026. As a result of this modification, the Group classified the payables to WeBank amounting to RMB27.2 million repayable after twelve months from December 31, 2024 as “Consideration payable to WeBank” in non-current liabilities.

On June 30, 2025, the Company and WeBank mutually agreed that RMB5.9 million out of the outstanding payables under the 2020 Settlement Agreement to be waived, the gain from which was recorded in “Other operating income, net” for the six months ended June 30 2025.

10. OTHER OPERATING INCOME, NET

	For the six months ended June 30,
	2024	2025
	RMB	RMB

Gains from derecognition and waiver of operating payables (i)	138	24,139
Government grant (ii)	2,826	6,659
Others	754	529
	3,718	31,327

(i)	The payables derecognized primarily consist of the waiver of the payable to Webank and certain long-aged payables related to the Company’s certain businesses carried out in PRC and were ceased in early 2020, resulting in gains of RMB0.1 million and RMB24.1 million recorded in the six months ended June 30, 2024 and 2025, respectively. As of June 30, 2025, the remaining payables related to the Company’s divested business was amounted to RMB 84.3 million. The derecognition of the remaining payables is subject to certain conditions to be met including those under the relevant PRC laws and regulations.

(ii)	During the six months ended June 30, 2025, the Company received several cash-based government subsidies which are primarily intended to support the business operations in the Hefei and Xi’an superstore. All conditions associated with these subsidies have been satisfied, and the cash received does not need to be refunded under any circumstances. The Company recorded these subsidies under “Other operating income, net” in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

11. LEASES

The Group recognized lease assets and lease liabilities related to substantially all of the Group’s lease arrangements in the unaudited interim condensed consolidated financial statements. The Group has operating leases primarily for office and operations space. The Group’s operating lease arrangements have remaining terms of one year to ten years.

The Group’s finance lease represented the lease of the used car retail superstore (the “Superstore”) in Hefei. A subsidiary of the Company, Uxin Hefei entered into a lease and purchase agreement with HCI to lease the Superstore in Hefei with a 10-year lease term with an annual lease payment of RMB147.1 million from September 2023 to September 2032, and further obtained an option to purchase the Superstore at the cost of RMB716.9 million at the end of lease term. The initial direct cost made and the incentive received on or before the lease commencement date were immaterial. On the lease commencement date, the property, plant and equipment for the Superstore amounted RMB1,563.5 million with the estimated useful lives of 50 years, being the present value of the lease payments and the exercise price of the purchase obligation using the implicit rate of return in the finance lease arrangement. The Group commenced the lease of the Superstore in September 2023. As the lease contains an option to purchase the underlying asset which is reasonably certain to be exercised by the Company, it was classified as a finance lease.

In October 2023, Uxin Hefei and HCI mutually agreed that HCI will convert its first-year rental of RMB147.1 million into an investment for the subscription of 12.02% equity interests in Uxin Hefei (Note 15).

F-30

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. LEASES (CONTINUED)

In January 2024 and September 2024, the total lease payments were modified respectively, and the lease liability was remeasured based on the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification. Right-of-us assets and lease liabilities are adjusted down by RMB216.1 million and adjusted up by RMB28.2 million upon the modifications in January 2024 and September 2024, respectively.

In April 2025, Uxin Hefei and HCI mutually agreed that HCI will convert its second-year rental of RMB127.7 million into an investment for the subscription of 8.40% equity interests in Uxin Hefei. According to this agreement signed with HCI, the subsequent settlement of the second-year rental did not constitute any breach or default of the contract as of December 31, 2024.

Supplemental Unaudited Interim Condensed Consolidated Balance Sheets information related to leases were as follows:

	December 31, 2024	June 30, 2025
	RMB	RMB

Operating leases

Right-of-use assets	194,388	187,781
Operating lease liabilities - current	14,563	15,943
Operating lease liabilities - non-current	180,920	175,552
Total operating lease liabilities	195,483	191,495

Finance leases

Right-of-use assets	1,346,728	1,332,908
Finance lease liabilities - current	183,852	57,921
Finance lease liabilities - non-current	1,141,118	1,178,042
Total finance lease liabilities	1,324,970	1,235,963

Supplemental cash flow information related to leases were as follows:

	For the six months ended June 30,
	2024	2025
	RMB	RMB

Operating cash outflows from operating leases	9,483	12,500
Right-of-use assets obtained in exchange for operating lease liabilities	-	6,150
Right-of-use assets obtained in exchange for finance lease liabilities, after modification	-	-

F-31

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2024 and June 30, 2025:

Name of related parties	Relationship with the Group

Joy Capital	Preferred shareholder before March 27, 2024 and non-controlling shareholder since March 27, 2024
NIO Capital	Preferred shareholder before March 27, 2024 and Principal Shareholder since March 27, 2024
Pintu Beijing	Significantly influenced by Principal Shareholder
Lightwind Global Limited (“Lightwind”)	Significantly influenced by Principal Shareholder
Xin Gao Group Limited	Non-controlling shareholder, controlled by Mr. Kun Dai, chairman and chief executive officer of the Company
Mr. Kun Dai (i)	Chairman and chief executive officer of the Company

(i) On February 22, 2024, the Company entered into a one-year loan agreement with Mr. Kun Dai, pursuant to which the Company borrowed RMB7.0 million from Mr. Kun Dai at an annual interest rate of 6%. The loan has been totally repaid on April 9, 2025.

Except for the loan mentioned above, the loans obtained from Pintu Beijing (Note 7), the senior convertible preferred shares, warrants and forward contracts issued to NIO Capital, Joy Capital and Xin Gao (Note 14) and the forward contract issued to Lightwind (Note 7), there were no material related party transactions for the six months ended June 30, 2024 and 2025.

13. INCOME TAX EXPENSE

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

F-32

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. INCOME TAX EXPENSE (CONTINUED)

China

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” or “Software Enterprises”.

The Group’s PRC subsidiaries are subject to the statutory income tax rate of 25%.

As of June 30, 2025, the major tax jurisdictions of the Group are China and Hong Kong, and the tax year is the calendar year.

Composition of income tax expense

The current and deferred portions of income tax expense included in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss during the six months ended June 30, 2024 and 2025 were as follows:

	For the six months ended June 30,
	2024	2025
	RMB	RMB

Current income tax expense	(50)	(39)
Deferred income tax expense	-	-
Total income tax expense	(50)	(39)

14. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS

2022 Subscription Agreement

In June 2022, the Company entered into another definitive agreement with affiliates of an existing shareholder, NIO Capital. Pursuant to the definitive agreement, NIO Capital had agreed with the Company for the subscription of 714,285,714 senior convertible preferred shares for an aggregate amount of US$100.0 million, which was to be paid in multiple instalments. The first payment for the par value of these preferred shares of US$71.4 thousand was made by NIO Capital in July 2022. In October 2022 and March 2023, a total of US$9.9 million and US$8.4 million was paid by NIO Capital The remaining US$81.6 million was recorded in “Subscription receivable from shareholders” and reflected as a deduction from mezzanine equity as of March 31, 2023. Subsequently on April 4, 2023, NIO Capital, NBNW Investment Limited (“NBNW”, an affiliate of NIO Capital) and the long-term debt holders of the Company, namely WP, TPG, and Magic Carpet, entered into assignment agreements to assign all the rights under the then outstanding long-term debt of US$61.6 million to NBNW and then further assign to NIO Capital. Concurrently, the Company entered into a supplemental agreement with NIO Capital, and agreed to offset its subscription receivable by US$61.6 million with its obligation under long-term debt due to NIO Capital after the assignment. This supplemental agreement resulted in a remaining US$20 million amount due to the Company from NIO Capital relating to the aforementioned senior convertible shares subscription agreement. In April and October 2023, subscription receivable of US$1.6 million and US$2 million was received. In May, June and July 2024, the subscription receivables amounting to US$7.0 million (equivalent to RMB49.8 million) were received, and the remaining subscription receivable of US$9.4 million (equivalent to RMB60.5 million) was presented as subscriptions receivable, a contra-equity balance on the Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2025 after the conversion of all the preferred shares into Class A ordinary shares in March 2024. Subsequently in September 2025, the Company has received such consideration receivable of US$9.4 million due from NIO Capital for the issuance of its senior convertible preferred shares, which had been converted into ordinary shares in March 2024.

F-33

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS (CONTINUED)

2024 Subscription Agreement

On March 26, 2024, the Company entered into definitive agreements with Xin Gao Group Limited (“Xin Gao”) and issued 1,440,922,190 senior convertible preferred shares at conversion price of US$0.004858 per Class A ordinary share for an aggregate amount of US$7.0 million. As Xin Gao is controlled by Mr. Kun Dai, the Chairman of the Board of Directors and Chief Executive Officer of Company and the fair value of the senior convertible preferred shares is higher than the consideration received from Xin Gao, a share-based compensation expense of US$4.0 million (equivalent to RMB28.7 million) equal to the difference between the fair value of the preferred shares issued and the consideration received was recorded in general and administrative expenses in March 2024.

On March 27, 2024, as agreed by all preferred shareholders, all senior convertible preferred shares were converted into Class A ordinary shares.

The major rights, preferences and privileges of the senior convertible preferred shares under the 2024 Subscription Agreement and 2022 Subscription Agreement are as follows:

Conversion rights

Each senior convertible preferred share shall be convertible, at any time and from time to time from and after the applicable original issue date of 2022 Subscription Agreement.

The conversion price down round feature is triggered when the Company provides for a lower conversion price in subsequent convertible preferred shares offerings. The provision of a lower conversion price results in the repricing of existing convertible preferred offerings to match any such lower stated conversion rate.

According to 2022 Subscription Agreement, the conversion price for each senior convertible preferred share shall be US$0.14 per Class A ordinary share. In August 2023, Joy Capital exercised its warrants to purchase senior convertible preferred shares and the Company issued senior convertible preferred shares to Joy Capital at conversion price of US$0.0457 per Class A ordinary share. The conversion price for each senior convertible preferred share outstanding as of the date were further adjusted to US$0.0457 per Class A ordinary share. On March 26, 2024, the Company issued senior convertible preferred share to Xin Gao Group Limited at conversion price of US$0.004858 per Class A ordinary share. As a result, the conversion price for each senior convertible preferred share outstanding as of the date were further adjusted to US$0.004858 per Class A ordinary share. On March 27, 2024, as agreed by all preferred shareholders, all senior convertible preferred shares were converted into Class A ordinary shares at conversion price at US$0.004858 per ordinary share.

Voting rights

Holder of each senior convertible preferred share shall be entitled to vote that number of votes equal to the largest number of whole shares of Class A ordinary shares into which each such senior convertible preferred shares could be converted.

Dividends

Each senior convertible preferred share shall have the right to receive dividends, on as converted and non-cumulative basis, when, as and if declared by the Board. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the senior convertible preferred share have been paid in full. No dividends on preferred and ordinary shares have been declared since the issuance date until June 30, 2025.

Liquidation Preference

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, each senior convertible preferred shareholder shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to one hundred and fifty percent (150%) of applicable stated value, per senior convertible preferred share held by such holder, plus any accrued and unpaid dividends, before any distribution or payment shall be made to the holders of any junior securities.

F-34

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS (CONTINUED)

Redemption Rights

At any time and from time to time, upon written notice of each holder of senior convertible preferred share, the Company shall redeem all or part of the senior convertible preferred share held by such holder at the redemption price (as defined below), provided that any of the following events occurs: (i) any material breach of any of the representations, warranties or covenants by the Company; (ii) any conviction of breaches or violation of Applicable Law by the Company which is reasonably expected to have a material adverse effect; (iii) during the principal lock-up period, all or part of the 40,809,861 Class B ordinary shares held by the principal parties shall be subject to enforcement, foreclosure, freezing order or other judicial measures; (iv) the principal’s employment with the Company shall be terminated for whatever reason; (v) the Company shall fail to have available a sufficient number of authorized and unreserved Class A ordinary shares to issue to such holder upon a conversion hereunder; (vi) there shall have occurred a bankruptcy event; (vii) the ADSs shall fail to be listed or quoted for trading on a trading market for more than five (5) Trading Days, which need not be consecutive trading days; (viii) the electronic transfer by the Company of ADSs through the depository trust company or another established clearing corporation is no longer available or is subject to a “chill”; (ix) with respect to the senior convertible preferred shares issued pursuant to the 2022 Subscription Agreement only, the Company shall receive any notice (whether written or not) from any holder of a 2024 Note declaring accelerate payment of its outstanding principal and interests accruing thereon under the 2024 Note held by it based on occurrence of any Event of Default under the 2024 Notes (whether actual of alleged).   Redemption price is defined as sum of the aggregate amount of the stated value (as adjusted for any share dividends, combinations, splits, recapitalizations and the like), plus an amount accruing at a compound annual rate of eight percent (8%) of such stated value for a period of time commencing from the original issue date and ending on the redemption closing date plus any accrued but unpaid dividends.

Accounting for senior convertible preferred share and warrants

The Company classified the senior convertible preferred shares in the mezzanine equity section of the Consolidated Balance Sheets because certain redemption features allow the senior convertible preferred shareholders to force the Company to redeem the preferred shares and therefore, the senior convertible preferred shares are considered contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The senior convertible preferred share is carried at the amount recorded at inception and no accretion to the redemption value is needed until it becomes probable that the preferred shares will become redeemable. Continual evaluation is performed to assess whether probable of becoming redeemable.

The Company classified the warrants in the warrant liabilities and recorded at fair value initially with subsequent changes in fair value recorded in the profit and loss as warrants issued with redeemable share are liabilities within the scope of ASC 480. Warrants issued in connection with debt or equity, if the warrants are classified as a liability and recorded at fair value with changes in fair value recorded in the profit and loss, then the proceeds should be allocated first to the warrants based on their fair value (not relative fair value). The residual should be allocated to the base debt or equity instrument. Therefore, all proceeds were allocated to warrants on July 12, 2021, as the fair value of the warrants on that day was higher than total proceeds received. Besides, financial liabilities that are required to be measured at fair value should be recorded at fair value with the excess of the fair value over the net proceeds received recognized as a loss in the profit and loss.

The Company classified the obligation for the second closing as forward contracts as the investors were obligated to purchase and the Company was required to issue the shares within that twelve-month period since the first closing date. Forward contracts were recorded at fair value initially with subsequent fair value changes to be recorded through profit and loss.

The Company determined that, the reduction of the conversion price for senior convertible preferred shares in March 2024 triggered the down round feature operative within the then existing senior convertible preferred shares. The fair value impact related to the reduction in the conversion price of the senior convertible preferred shares in March 2024, amounting to RMB1,781.5 million, was recorded as a charge to accumulated deficit and a credit to additional paid in capital in permanent equity.

F-35

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS (CONTINUED)

Accounting for senior convertible preferred share and warrants (continued)

The Company’s senior convertible preferred shares activities for the six months ended June 30, 2024 and 2025 were summarized below (except the fair value impact of the down round feature which solely affected the classification of permanent equity):

Preferred shares
RMB

Beginning balance as of December 31, 2023	1,222,535
Issuance of senior convertible preferred shares	78,379
Conversion to Class A ordinary shares	(1,300,914)
Ending balance as of June 30, 2024, December 31, 2024 and June 30, 2025	-

15. REDEEMABLE NON-CONTROLLING INTERESTS

In addition to the lease agreement Uxin Hefei entered into with HCI as described in Note 11, Uxin Hefei also entered into an equity investment agreement with HCI. Pursuant to this agreement, HCI will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment made by Uxin Hefei over a 10-year period. While HCI committed to invest, details of each investment will be subject to future negotiation.

In October 2023 and April 2025, Uxin Hefei and HCI mutually agreed that HCI will convert its first-year and second-year rental of RMB147.1 million and RMB127.7 million into an investment for the subscription of 12.02% and 8.40% equity interests in Uxin Hefei.

The 12.02% and 8.40% equity interests in Uxin Hefei held by HCI are redeemable at the holders’ option when Uxin Hefei meets the performance condition or fails to meet certain conditions as stipulated in the equity investment agreement, which are not solely within the control of Uxin Hefei. As HCI’s redemption rights and Uxin Hefei’s repurchase rights in the equity investment agreement do not meet the criteria as a derivative, no bifurcation of the redemption and repurchase rights is required. Accordingly, such 12.02% and 8.40% equity interests in Uxin Hefei are recorded and accounted for as a whole as redeemable non-controlling interests outside of permanent equity in the Group’s Consolidated Balance Sheets in accordance with ASC 480-10-S99-3A.

Subsequently, the redeemable non-controlling interests should be carried at the higher of (1) the carrying amount after the attribution of net income or loss of Uxin Hefei (2) the expected redemption value. The Group accretes for the difference between the initial carrying value and the ultimate redemption price to the earliest possible redemption date using the effective interest method. The accretion, which increases the carrying value of the redeemable non-controlling interests, is recorded against accumulated deficit.

In October, 2024, the Company, through Uxin Anhui, entered into an agreement with Wuhan Junshan Urban Asset Operation Co.,Ltd. (“Wuhan Junshan”), a company indirectly controlled by Wuhan City Economic & Technological Development Zone, to establish a subsidiary Uxin Wuhan. Uxin Anhui will contribute RMB66.7 million and Wuhan Junshan will contribute RMB33.3 million, representing approximately 66.7% and 33.3% of Uxin Wuhan’s total registered capital, respectively. As of June 30, 2025, the Company and Wuhan Junshan each made contributions of RMB14.0 million to Uxin Wuhan, respectively.

F-36

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The 33.3% equity interests in Uxin Wuhan held by Wuhan Junshan are redeemable at the holders’ option when Uxin Wuhan fails to meets any of the performance targets or as stipulated in the equity investment agreement, which are not solely within the control of Uxin Anhui. As Wuhan Junsahn’s redemption rights and Uxin Anhui’s repurchase rights in the equity investment agreement do not meet the criteria as a derivative, no bifurcation of the redemption and repurchase rights is required. Accordingly, such 33.3% equity interests in Uxin Wuhan are recorded and accounted for as a whole as redeemable non-controlling interests outside of permanent equity in the Group’s Consolidated Balance Sheets in accordance with ASC 480-10-S99-3A.

Subsequently, the redeemable non-controlling interests should be carried at the higher of (1) the carrying amount after the attribution of net income or loss of Uxin Wuhan (2) the expected redemption value. The Group accretes for the difference between the initial carrying value and the ultimate redemption price to the earliest possible redemption date using the effective interest method. The accretion, which increases the carrying value of the redeemable non-controlling interests, is recorded against accumulated deficit.

The change in the carrying amount of redeemable non-controlling interests for the six months ended June 30,2024 and 2025 was as follows:

Redeemable non-controlling interests

Beginning balance at January 1, 2024	148,341
Accretion to redemption value of redeemable non-controlling interests	3,300
Ending balance at June 30, 2024	151,641

Ending balance at December 31, 2024	154,977
Issuance of redeemable non-controlling interests	141,746
Accretion to redemption value of redeemable non-controlling interests	7,986
Ending balance at June 30, 2025	304,709

16. ORDINARY SHARES

As of December 31, 2024 and June 30, 2025, 190,100,000,000 and 190,100,000,000 ordinary shares had been authorized, respectively. A total of 61,850,753,119 ordinary shares, par value US$0.0001 per share, consists of 61,809,943,258 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of June 30, 2025. A total of 56,395,662,999 ordinary shares, par value US$0.0001 per share, consists of 56,354,853,138 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of December 31, 2024. Each Class B ordinary share was entitled to 10 votes, while each Class A ordinary shares was entitled to one vote.

In June 2021, the Company entered into a supplemental agreement with 2024 Notes holders. Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount would be converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share upon the first closing. On July 12, 2021, the aforementioned conversion was completed and a total of 66,990,291 Class A ordinary shares were issued.

In July 2022, the Company entered into a definitive agreement with 58.com, pursuant to which the Company issued 183,495,146 Class A ordinary shares with par value of US$0.0001 per share to 58.com in exchange for the full release of the Company’s obligations under the 2024 Notes issued to 58.com amounting to US$63.0 million on June 10, 2019. These shares were issued at a price equivalent to US$0.3433 per Class A ordinary share.

In August 2022, the Company entered into a definitive agreement with ClearVue, pursuant to which the Company issued 36,699,029 Class A ordinary shares with par value of US$0.0001 per share to ClearVue in exchange for the full release of the Company’s obligations under the 2024 Notes issued to ClearVue amounting to US$12.6 million on June 10, 2019. These shares were issued at a price equivalent to US$0.3433 per Class A ordinary share with a fair value of RMB62.8 million.

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UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. ORDINARY SHARES (CONTINUED)

Effective October 28, 2022, the Company changed its ADS to Class A ordinary share ratio from each ADS representing three Class A ordinary shares to each ADS representing 30 Class A ordinary shares (“the ADS Ratio Change”). Effective on January 16, 2024, the Company further changed its ADS to Class A ordinary share ratio from each ADS representing 30 Class A ordinary shares to each ADS representing 300 Class A ordinary shares (the “Second ADS Ratio Change”). The ADS Ratio Change has been reflected retroactively herein.

On March 27, 2024, as agreed by all the preferred shareholders, all of the Company’s 2,810,961,908 outstanding senior convertible preferred shares were converted into 54,960,889,255 Class A ordinary shares. Accordingly, subscription receivable of US$16.4 million due from one of the preferred shareholders before conversion reflected as a deduction from mezzanine equity was presented as subscriptions receivable, a contra-equity balance on the Consolidated Balance Sheets as of March 31, 2024. The subscription receivables amounting to US$16.4 million were subsequently received in May, June and July 2024 and September 2025.

In November 2024, the Company entered into a Share Subscription Agreement with Lightwind. Pursuant to this agreement and subject to the fulfilment of specified conditions, Lightwind agreed to purchase 1,543,845,204 Class A Ordinary Shares of the Company with par value of US$0.0001 per share for a total consideration of US$7.5 million. As of June 30, 2025, the Company had received US$7.5 million from Lightwind and issued 1,543,845,204 Class A Ordinary Shares of the Company to Lightwind.

In March 2025, the Company entered into a share subscription agreement with Fame Dragon Global, pursuant to which Fame Dragon Global agreed to purchase 5,738,268,233 Class A Ordinary Shares of the Company with par value of US$0.0001 per share for a total consideration of US$27.8 million. In substance, the Company issued a forward contract to Fame Dragon, as Fame Dragon is obligated to purchase the shares, and the Company is required to issue them upon the satisfaction of the closing conditions at the pre-agreed price and amount which shall be a deemed dividend to the forward contract holder recorded in the additional paid-in capital. In addition, given that this forward contract is considered indexed to the Company’s own stock and meet the requirement for equity classification, it was also classified under the Company’s equity and was initially measured at fair value amounting to RMB180.8 million with no subsequent remeasurement. As of 30 June, 2025, the Company had received US$19.0 million from Fame Dragon Global and issued 3,911,074,516 Class A Ordinary Shares of the Company to Fame Dragon Global and entities designated by Fame Dragon Global. Subsequently in August 2025, the Company received the remaining US$8.8 million from Fame Dragon Global and issued the remaining 1,827,193,717 Class A Ordinary Shares to respective entities.

17. SHARE-BASED COMPENSATION

(a) Share options

In 2018, the Company adopted 2018 Second Amended and Restated Incentive Plan (“2018 Second Plan”).

The Company accounts for share-based compensation costs using a graded-vesting method over the requisite service period for the award based on the fair value on their respectively grant date.

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UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. SHARE-BASED COMPENSATION (CONTINUED)

(a) Share options (continued)

The following table sets forth the share option activities for the six months ended June 30, 2024 and 2025:

	Number of shares	Weighted-average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value of options
		US$	YEARS	US$’000	US$

Outstanding as of December 31, 2023	38,732,339	0.70	5.13	8,898.37	5.29

Granted	13,040,400	*			0.01
Forfeited	(4,489,139)	0.89			2.08
Exercised	(1,822,800)	*			0.01

Outstanding as of June 30, 2024	45,460,800	1.21	7.67	19,347.45	2.21

Outstanding as of December 31, 2024	31,602,600	0.21	3.60	14,336.67	0.38

Granted	178,060,800	*			0.02
Forfeited	(1,898,400)	0.07			(0.37)
Exercised	(170,400)	*			0.14

Outstanding as of June 30, 2025	207,594,600	0.03	6.64	59,287.19	0.07
Vested and expected to vest as of June 30, 2025	207,594,600	0.03	6.64	59,287.19	0.07
Exercisable as of June 30, 2025	207,594,600	0.03	6.64	59,287.19	0.07

*	Less than 0.01

As the granted option exercise prices were equal or close to nominal prices during the six months ended June 30, 2024 and 2025, their fair values approximated the fair values of the Class A ordinary share on the grant day.

(b) Performance Awards

In December 2021, the Company issued certain restricted share units with market conditions to certain management (“Performance Awards”). The market conditions are satisfied upon the Company’s achievement of a certain specified market capitalization subject to continuous employment of each recipient. Total numbers of shares to be granted would be a certain percentage of issued and outstanding shares on a fully diluted basis as of the date when the market conditions are fulfilled. The amount of share-based compensation recorded will vary depending on the Company’s attainment of performance-targets and amortized during the requisite service period.

In October 2023 and August 2024, the Company modified the market conditions under the Performance Awards, resulting into an incremental fair value of RMB60.4 million and RMB73.7 million, respectively. The Company will recognize compensation cost equal to the unrecognized grant-date fair value of the original award plus the incremental fair value arising from the modification over the remaining requisite service period unless the respective market condition was actually met.

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UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. SHARE-BASED COMPENSATION (CONTINUED)

(b) Performance Awards (continued)

In October 2024, the market condition of the first tranche was satisfied, which is earlier than the initial estimation, and all remaining unrecognized fair value of the award relating to the first tranche was recognized immediately when the respective market condition was actually met. As of June 30, 2025, the shares relating to the first tranche of the Performance Awards had not yet been issued (“Unissued shares relating to the Performance Awards”).

For the six months ended June 30, 2024 and 2025, RMB23.0 million and RMB14.1 million related to Performance Awards was recorded in general and administrative expenses. As of June 30, 2025, total amount of unrecognized expense related to the Performance Awards was RMB60.9 million.

(c) Share-based compensation to Mr. Kun Dai

Please refer to Note 14 for the details of share-based compensation to Mr. Kun Dai.

(d) Share-based compensation expenses by function

The following table sets forth the amounts of share-based compensation expense included in each of the relevant financial statement line items:

	For the six months ended June 30,
	2024	2025
	RMB	RMB

General and administrative expenses	52,172	16,157
Research and development expenses	128	1,242
Sales and marketing expenses	136	2,356
Total	52,436	19,755

18. SEGMENT INFORMATION

Segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance.

The CODM, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as Uxin’s Chief Executive Officer.

The Group operates as a single operating segment. The single operating segment is reported in a manner consistent with the internal reporting provided to the CODM.

The accounting policies of the single segment are the same as described in the significant accounting policies. The CODM assesses performance for the single segment and decides how to allocate resources based on net loss that also is reported on the Consolidated Statements of Comprehensive Loss as consolidated net loss.

The CODM reviews revenues and expenses at the consolidated level as disclosed in the Group’s Consolidated Statements of Comprehensive Loss and uses net loss to evaluate return on assets and to monitor budget versus actual results and in competitive analysis by benchmarking to the Group’s competitors.

The Group primarily generates its revenues in China, and assets of the Company are also primarily located in China Area. Accordingly, no geographical segments are presented.

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UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. FAIR VALUE MEASUREMENTS

Assets measured at fair value on a nonrecurring basis

The Company measures its property and equipment and, intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Equity investments without readily determinable fair value are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. The Company classified these assets as Level 3 within the fair value hierarchy based on the nature of the fair value inputs.

The Company measured on a non-recurring basis for the fair values associated with the down round feature triggered for the senior convertible preferred shares issued pursuant to 2022 Subscription Agreement. These valuations resulted in a deemed dividend of RMB1,781.5 million being distributed to the Company’s preferred shareholders as of March 26, 2024 (Note 14).

20. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For the six months ended June 30,
	2024	2025
	RMB	RMB

Basic net loss per share
Numerator:
Net loss attributable to Uxin Limited	(195,820)	(126,868)
Deemed dividend to preferred shareholders due to triggering of a down round feature	(1,781,454)	-
Net loss attributable to ordinary shareholders	(1,977,274)	(126,868)

Denominator:
Number of ordinary shares outstanding at the beginning of the period	1,420,343,144	56,395,662,999
Weighted average number of ordinary shares issued	28,990,359,167	2,885,824,829
Weighted average number of ordinary shares issued due to exercise of the share options	572,233	163,811
Weighted average number of vested penny options	27,836,359	22,693,268
Weighted average number of unissued shares relating to the Performance Awards (Note 17)	-	1,431,232,500
Weighted average number of ordinary shares outstanding - basic	30,439,110,903	60,735,577,407

Net loss per share attributable to ordinary shareholders, basic	(0.06)	(0.00)

Diluted net loss per share
Numerator:
Diluted net loss attributable to ordinary shareholders	(1,977,274)	(126,868)

Denominator:
Weighted average number of ordinary shares outstanding – diluted	30,439,110,903	60,735,577,407

Net loss per share attributable to ordinary shareholders, diluted	(0.06)	(0.00)

F-41

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

As the Group incurred losses for the six months ended June 30, 2024 and 2025, the potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Group. The weighted-average numbers of unissued shares relating to the Performance Awards, senior convertible preferred shares, options granted and forward issued excluded from the calculation of diluted net loss per share of the Group of the respective periods were as follows:

20. NET LOSS PER SHARE (CONTINUED)

	For the six months ended June 30,
	2024	2025

Unissued shares relating to the Performance Awards (Note 17)	-	1,421,223,881
Forward contract (Note 7 and Note 16)	-	1,585,737,716
Senior convertible preferred shares	662,826,251	-
Outstanding weighted average share options	11,871,132	21,586,321
Total	674,697,383	3,028,547,918

21. EMPLOYEE BENEFITS

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labour regulations require that the PRC subsidiaries make contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contribution made.

The total amounts charged to the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for such employee benefits amounted to RMB15.1 million and RM11.4 million for the six months ended June 30, 2024 and 2025, respectively.

22. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Group to the concentration of credit risks consist of cash and cash equivalents.

The Group deposits its cash and cash equivalents with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these financial institutions and financing partners have high credit quality.

Substantially all revenue was derived from customers located in China. No single customer accounted for more than 10% of the Company’s consolidated revenue in any of the periods presented.

23. COMMITMENTS

As of June 30, 2025, the Group has no material commitments.

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